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                                                                   Exhibit 16-1


February 12, 2002



Securities and Exchange Commission
Washington, D.C. 20549



Ladies and Gentlemen:

We were previously principal accountants for JetBlue Airways Corporation ("JetBlue") and, under the date of June 27, 2001, we reported on the financial statements of JetBlue as of and for the years ended December 31, 2000 and 1999. On December 7, 2001, our appointment as principal accountants was terminated. We have read JetBlue's statements included under "CHANGE IN INDEPENDENT ACCOUNTANTS" on page 82 of its Form S-1 dated February 12, 2002 and we agree with such statements, except that we are not in a position to agree or disagree with JetBlue's statements that the decision to change firms was approved by the audit committee and that Ernst & Young was engaged on December 7, 2001.



Very truly yours,


/s/ KPMG LLP